Via EDGAR

April 25, 2016

Jennifer Gowetski, Special Counsel

U.S. Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3010CF/AD8

Washington, DC 20549

Re:	KBS Growth & Income REIT, Inc. (the “Company”)

Amendment No. 3 to Registration Statement on Form S-11

Filed April 20, 2016

File No. 333-207471

Dear Ms. Gowetski:

As Chief Financial Officer of the Company, I am writing to confirm that the potential acquisition discussed in telephone correspondence between the Staff and our legal counsel on April 21, 2016 will not be probable at the time the above-referenced registration statement is taken effective by the staff of the SEC’s Division of Corporation Finance. The property remains subject to ongoing due diligence that we expect to be continuing at the time of effectiveness of the registration statement, and as a result we do not believe the acquisition to be probable. If management of the Company determines the acquisition is probable prior to effectiveness of the registration statement, we will amend our filing to revise the disclosure and provide any applicable financial statements.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information to assist you in connection with this matter, please feel free to contact our legal counsel, Laura Sirianni at DLA Piper LLP (US), by email at laura.sirianni@dlapiper.com or by phone at (919) 786-2025.

Very truly yours,

KBS Growth & Income REIT, Inc.

/s/ Jeffrey K. Waldvogel, Chief Financial Officer

cc:	Laura K. Sirianni, DLA Piper LLP (US)